C21 Investments Announces Closing of Non-Brokered Private
Placement for Proceeds of CDN$7.7 million

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, May 28, 2019 – C21 Investments Inc. (“C21 Investments” or the “Company”) (CSE: CXXI and OTC: CXXIF) today announced the closing of a non-brokered private placement financing (the “Financing”) of 5,589,493 units of the Company (each, a “Unit”) at a price of CDN$1.38 per Unit, with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”), for total gross proceeds of CDN$7,713,500. Each Warrant is exercisable for one additional Common Share of the Company (each, a “Warrant Share”) at an exercise price of $1.83 per Warrant Share for a period of one (1) year.

The net proceeds from the Financing will be used for general working capital.

The Common Shares and Warrants issued under the Financing, and the Warrant Shares issuable upon exercise of the Warrants, are subject to a hold period that expires on September 29, 2019.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

A B O U T   C 2 1   I N V E S T M E N T S
C21 is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Dave Goad
S2C Inc.	Investor Relations
david@strategy2communications.com	dgoad@cxxi.ca
+1 416 727-1858	+1 833 BUY-CXXI (289-2994)

Company contact:
Michael Kidd
Chief Financial Officer
Michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the use of the net proceeds from the Financing; and (ii) the Company’s focus on value creation through various activities.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments. Although C21 Investments believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the Financing, C21 Investments’ inability to identify, finance and complete intended expansions, consumer acceptance of the Company’s products, competitive factors in the industries in which C21 Investments operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments.

The forward-looking statements contained in this news release represent C21 Investments’ expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.